AMERITRANS CAPITAL CORPORATION LETTERHEAD

April 17, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:

Fidelity Bond of Ameritrans Capital Corporation

To Whom It May Concern:

On behalf of Ameritrans Capital Corporation and its subsidiary Elk Associates Funding Corporation (the “Company”), enclosed for filing with the Securities and Exchange Commission pursuant to Rule 17g-1 under the Investment Company Act of 1940 are the following:

(i)

a copy of the Company’s fidelity bond binder, we will submit to you the executed fidelity bond when we receive it in approximately 30 days; and

(ii)

a copy of the resolutions of a majority of the Board of Directors who are not “interested persons” of the Company approving the form and amount of the bond.

Premiums have been paid for the period from April 8, 2008 through April 8, 2009.

Sincerely,

/s/ Michael Feinsod

Michael Feinsod

Enclosures

w:\ameritrans\fideltiy bond\april 17, 2008 letter to sec re binder.doc